UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

ENCORE WIRE CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	000-20278	75-2274963
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1329 Millwood Road
McKinney, Texas	75069
(Address of principal executive offices)	( Zip Code)

Frank J. Bilban

Vice President – Finance, Chief Financial Officer,

Treasurer and Secretary

(972) 562-9473

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies.

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Encore Wire Corporation (the “Company”) is a low-cost manufacturer of electrical building wire and cable. The Company also purchases small quantities of wire to re-sell to customers that buy products that the Company manufactures. The Company is a significant supplier of building wire for interior electrical wiring in commercial and industrial buildings, homes, apartments, and manufactured housing.

The Company supports the goals and objectives of Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and the related rules and regulations issued by the U.S. Securities and Exchange Commission (the “SEC”), which aim to prevent the use of certain “conflict minerals” that directly or indirectly finance or benefit armed groups in The Democratic Republic of the Congo or adjoining countries (as defined in the Dodd-Frank Act) (the “Covered Countries”). “Conflict Minerals” include: columbite-tantalite (coltan), cassiterite, gold, wolframite and their derivatives, which are limited to tantalum, tin and tungsten, unless the Secretary of State determines that additional derivatives are financing conflict in the Covered Countries.

The Company has reviewed its products to ascertain whether they contain Conflict Minerals and has determined that Conflict Minerals are contained in, and are necessary to the functionality or production of, certain products, including products containing tinned copper conductors or a tin derivative in their insulation, that were manufactured by the Company from January 1, 2013 to December 31, 2013 (the “Covered Products”). As a result of such determination, the Company conducted in good faith a reasonable country of origin inquiry pursuant to the requirements of Section 1502 of the Dodd-Frank Act and the related rules and regulations issued by the SEC, and based on such reasonable country of origin inquiry, the Company has no reason to believe that any tin contained in the Covered Products originated in the Covered Countries. The Company’s primary means of determining the country of origin of tin contained in Covered Products was by conducting a supply-chain survey of all of its direct suppliers of tin and products containing tin (the “Covered Suppliers”). The Company received a response from all of the Covered Suppliers containing either a completed EICC/GeSI Conflict Minerals Reporting Template or other representations acceptable to the Company with respect to Conflict Minerals contained in the Covered Products. In each Covered Supplier’s response, such Covered Supplier represented that, in accordance with the Company’s Supplier Code of Conduct available on its website at http://www.encorewire.com/Conflict-free/, any Conflict Mineral supplied by such Covered Supplier did not originate in the Covered Countries.

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, the Company has filed this Specialized Disclosure Form (Form SD) with the SEC, and this Form SD is posted to the Company’s website at http://www.encorewire.com/Conflict-free/.

Section 2 – Exhibits

Item 1.02 Exhibit

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ENCORE WIRE CORPORATION

By:	/s/ Frank J. Bilban	Date: May 30, 2014
Frank J. Bilban,
Vice President – Finance, Chief Financial Officer,
Treasurer and Secretary